# SEC Schedule 13D/A (Amendment No. 17) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Aurinia Pharmaceuticals Inc., CIK 0001600620
CUSIP: 05156V102
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: #140, 14315 - 118 AVENUE, Edmonton, Alberta Canada (A0), T5L 4S6
Date of event which requires filing of this statement: 08/20/2026
Filed by CIK 0001772596
Persons authorized to receive notices and communications: ILJIN SNT Co., Ltd., (Dohwa-dong), 45 Mapo-daero, Mapo-gu,, Seoul, Korea Republic Of (M5), 121-716, 82-2-707-9742; Tara Fisher, Ropes & Gray LLP, Prudential Tower,, 800 Boylston Street,, Boston, Massachusetts (MA), 02199-3600, 1-617-951-7000

## Reporting persons
- ILJIN SNT Co., Ltd. (CIK 0001772596): type of reporting person: corporation (CO); citizenship or place of organization: Korea Republic Of (M5); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,987,629; sole dispositive power 0; shared dispositive power 4,987,629; aggregate amount beneficially owned 4,987,629 (3.7% of the class)
- ILJIN Steel Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Korea Republic Of (M5); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 923,608; sole dispositive power 0; shared dispositive power 923,608; aggregate amount beneficially owned 923,608 (0.7% of the class)
- ILJIN GLS Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Korea Republic Of (M5); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,987,629; sole dispositive power 0; shared dispositive power 4,987,629; aggregate amount beneficially owned 4,987,629 (3.7% of the class)
  Comment: * Formerly known as ILJIN C&S Co., Ltd.
  ** Represents Common Shares held by ILJIN SNT.
- Sae Kyoung Huh: type of reporting person: individual (IN); citizenship or place of organization: Korea Republic Of (M5); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 465,769; shared voting power 0; sole dispositive power 465,769; shared dispositive power 0; aggregate amount beneficially owned 465,769 (0.4% of the class)
- Seoung Eun Huh: type of reporting person: individual (IN); citizenship or place of organization: Korea Republic Of (M5); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 167,062; shared voting power 0; sole dispositive power 167,062; shared dispositive power 0; aggregate amount beneficially owned 167,062 (0.1% of the class)
- Chin Kyu Huh: type of reporting person: individual (IN); citizenship or place of organization: Korea Republic Of (M5); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 5,911,237; sole dispositive power 0; shared dispositive power 5,911,237; aggregate amount beneficially owned 5,911,237 (4.4% of the class)
  Comment: * Consists of (i) 4,987,629 Common Shares held by ILJIN SNT and (ii) 923,608 Common Shares held by ILJIN Steel.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: Aurinia Pharmaceuticals Inc.
Address of issuer's principal executive offices: #140, 14315 - 118 AVENUE, Edmonton, Alberta Canada (A0), T5L 4S6
Comment: Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") by the Reporting Persons with respect to the Common Shares on April 8, 2019, Amendment No. 1 thereto filed on June 4, 2019, Amendment No. 2 thereto filed on November 13, 2019, Amendment No. 3 thereto filed on December 6, 2019, Amendment No. 4 thereto filed on December 9, 2019, Amendment No. 5 thereto filed on December 10, 2019, Amendment No. 6 thereto filed on December 18, 2019, Amendment No. 7 thereto filed on July 23, 2020, Amendment No. 8 thereto filed on October 9, 2020, Amendment No. 9 thereto filed on January 26, 2021, Amendment No. 10 thereto filed on January 27, 2021, Amendment No. 11 thereto filed on March 3, 2022, Amendment No. 12 thereto filed on January 6, 2023, Amendment No. 13 thereto filed on January 20, 2023, Amendment No. 14 thereto filed on May 10, 2023, Amendment No. 15 thereto filed on March 20, 2024, and Amendment No. 16 thereto filed on August 13, 2025 (as so amended, the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined. Except as set forth herein, the Schedule 13D is unmodified. This Amendment No. 17 is being filed to report that, as a result of sales of Common Shares on August 20, 2026, the Reporting Persons' aggregate beneficial ownership has fallen below 5% of the outstanding Common Shares. Following the filing of this Amendment No. 17, the Reporting Persons will no longer be required to file reports under Section 13(d) of the Act with respect to the Common Shares.

## Item 2. Identity and Background
Name of person filing:
Pursuant to Rule 13d-1 promulgated by the SEC under Section 13 of the Act, this statement is being filed jointly by the following:

(i) ILJIN SNT Co., Ltd. ("ILJIN SNT");

(ii) ILJIN Steel Co., Ltd. ("ILJIN Steel");

(iii) ILJIN GLS Co., Ltd. ("ILJIN GLS");

(iv) Sae Kyoung Huh;

(v) Seoung Eun Huh; and

(vi) Chin Kyu Huh.

Each of ILJIN SNT, ILJIN Steel, ILJIN GLS, each of Mrs. Sae Kyoung Huh and Seoung Eun Huh, and Mr. Huh are referred to individually as a "Reporting Person," and, collectively, as the "Reporting Persons."

The Common Shares that may be deemed to be beneficially owned by each Reporting Person are set forth on Line 11 of such Reporting Person's coversheet and in Item 5 below. Each of Mrs. Sae Kyoung Huh and Seoung Eun Huh is an adult daughter of Mr. Huh who does not live in Mr. Huh's household. Mr. Huh disclaims beneficial ownership of the shares directly owned by each of Mrs. Sae Kyoung Huh and Seoung Eun Huh, and each of Mrs. Sae Kyoung Huh and Seoung Eun Huh disclaims beneficial ownership of the shares beneficially owned by each other and by Mr. Huh, ILJIN SNT, ILJIN Steel and ILJIN GLS. Mr. Huh is the direct owner of 100% of the issued and outstanding common shares of ILJIN GLS, the indirect owner of 100% of the issued and outstanding common shares of ILJIN SNT and the owner of a majority of the issued and outstanding shares of ILJIN Steel. Mr. Huh is responsible for voting and dispositive decisions of ILJIN SNT, ILJIN Steel and ILJIN GLS. Accordingly, Mr. Huh may be deemed to have investment and voting control over the Common Shares held by ILJIN SNT and ILJIN Steel and indirectly owned by ILJIN GLS.

Based on the transactions and relationships described herein, the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group
Residence or business address: The principal business address of each of the Reporting Persons is (Dohwa-dong), 45 Mapo-daero, Mapo-gu, Seoul, South Korea.
Present principal occupation or employment:
ILJIN SNT is principally engaged in the business of manufacturing, trading and real estate.

ILJIN Steel is principally engaged in the manufacturing and trading business.

ILJIN GLS is acting as a holding company.

Mr. Huh's principal occupation is serving as the Chairman and CEO of ILJIN GLS and is the indirect owner of 100% of the issued and outstanding common shares of ILJIN SNT and ILJIN Steel. Mr. Huh is responsible for voting and dispositive decisions of ILJIN SNT and ILJIN Steel.

Ms. Sae Kyoung Huh's principal occupation is acting as the chief executive officer of ILJIN Semiconductor Co., Ltd., a company principally engaged in the business of manufacturing, trading and real estate that owns no Common Shares of the Issuer.

Ms. Seoung Eun Huh's principal occupation is a homemaker.

The name, citizenship, present principal occupation or employment and name, principal business address of any corporation or other organization in which such employment is conducted of each director and executive officer of ILJIN SNT and ILJIN Steel (the "Covered Persons") are set forth in Schedule A attached hereto.
Criminal convictions in the last five years: During the five years preceding the date of this filing, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the Covered Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the five years preceding the date of this filing, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the Covered Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
ILJIN SNT is a corporation organized under the laws of South Korea.

ILJIN Steel is a corporation organized under the laws of South Korea.

ILJIN GLS is a corporation organized under the laws of South Korea.

Mr. Huh is a South Korean citizen.

Ms. Sae Kyoung Huh is a South Korean citizen.

Ms. Seoung Eun Huh is a South Korean citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Since the date of Amendment No. 16 to the Schedule 13D on August 13, 2025, the Reporting Persons did not purchase any Common Shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information requested by this paragraph is incorporated herein by reference to the cover pages to this Amendment No. 17 to Schedule 13D. The percentage ownerships are based on 133,051,168 Common Shares outstanding as of August 5, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on August 6, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The information requested by this paragraph is incorporated herein by reference to the cover pages to this Amendment No. 17 to Schedule 13D.
Transactions in the class effected during the past sixty days:
Since June 25, 2026, the Reporting Persons or, to the knowledge of the Reporting Persons, the Covered Persons did not buy, sell or otherwise transact in any Common Shares, except as follows:

ILJIN SNT Co., Ltd.

Date Transaction Common Shares Per Share Price
July 16, 2026 Sale 30,000 $16.06
July 17, 2026 Sale 43,335 $16.04
July 20, 2026 Sale 50,000 $15.47
August 6, 2026 Sale 100,569 $16.11
August 7, 2026 Sale 200,000 $15.93
Total 423,904

ILJIN Steel Co., Ltd.

Date Transaction Common Shares Per Share Price
August 20, 2026 Sale 200,000 $17.14
Total 200,000

Seoung Eun Huh

Date Transaction Common Shares Per Share Price
June 30, 2026 Sale 1,091 $17.27
July 7, 2026 Sale 10,000 $16.16
July 9, 2026 Sale 300 $16.70
August 6, 2026 Sale 5,000 $16.14
Total 16,391
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: August 20, 2026.

## Signatures
- ILJIN SNT Co., Ltd.: /s/ Jong Hyun Yoon, Jong Hyun Yoon/Authorized Signatory (08/26/2026)
- ILJIN Steel Co., Ltd.: /s/ Jong Hyun Yoon, Jong Hyun Yoon/Authorized Signatory (08/26/2026)
- ILJIN GLS Co., Ltd.: /s/ Jong Hyun Yoon, Jong Hyun Yoon/Authorized Signatory (08/26/2026)
- Sae Kyoung Huh: /s/ Sae Kyoung Huh, Sae Kyoung Huh (08/26/2026)
- Seoung Eun Huh: /s/ Seoung Eun Huh, Seoung Eun Huh (08/26/2026)
- Chin Kyu Huh: /s/ Chin Kyu Huh, Chin Kyu Huh (08/26/2026)